March 21, 2008

Peter J. Shea, Esq.
Katten Muchin Rosenman LLP
575 Madison Avenue
New York, NY 10022

      Re: IndexIQ Trust
              File Nos. 333-149351 and 811-22185

Dear Mr. Shea:

On February 22, 2008, your firm filed a registration statement on Form N-1A concerning the IndexIQ Trust (the "Trust") and shares of IQ Alpha Hedge Composite Fund (the "Fund"), a series of the Trust. Our comments are set forth below. For convenience, we generally organized our comments using the headings and page numbers in the registration statement.

Prospectus

Cover Page

1.   The Fund's name includes the term "alpha", which the third paragraph explains as "returns due to portfolio manager skill." The same paragraph also states that the HGIQCO-LEV Index, which the Fund tracks, seeks to approximate the beta component of hedge fund returns (*i.e.*, the component due to exposure to different market sectors). Inasmuch as the Fund's strategy seeks beta, not alpha, please explain to us why use of the term "alpha" in the Fund name is not misleading.

2.   Rule 35d-1 under the Investment Company Act of 1940 requires a fund with a name suggesting a focus in a particular type of investment to invest at least 80% of its assets in the type of investment suggested by the fund name. The term "hedge composite" in the Fund's name may suggest that the Fund focuses its investments in a composite of hedge funds. Inasmuch as the Fund does not intend to invest in hedge funds, please either revise the Fund's name to avoid the suggestion that the Fund focuses its investments in hedge funds, or explain to us why use of that term is not subject to Rule 35d-1.

3.   The second paragraph of the Cover Page states that the Fund seeks to achieve investment results that correspond to the total return of the HGIQCO-LEV Index. The Fund Facts section, on page 1 of the prospectus, states that the Fund's objective is capital appreciation. Please state the Fund's objective consistently throughout the registration statement.

Principal Investment Strategies (Page 1)

4.   Form N-1A requires that an open-end fund provide a *plain English summary* of its principal strategies and risks in a Risk/Return Summary (Item 2 of Form N-1A) and provide more detailed discussion of principal strategies and risks, in response to Item 4. Portions of the Fund's discussion of its strategy in the Risk/Return Summary are confusing and complex, some information appears to be more appropriate for a detailed discussion in another location in the prospectus, and other information does not appear to relate to principal strategies or risks. We encourage you to review your disclosure in response to Item 2 with a view to: (i) clearly summarizing the Fund's principal investment strategies (including the types of securities in which the Fund will principally invest) and risks; (ii) moving detailed aspects of the Fund's principal strategy to another location of the prospectus in response to Item 4; and (iii) moving disclosure of non-principal strategies and non-principal risks to another location in the prospectus. Further, please consider the following:

        a.   The second paragraph refers to the risk that the Fund's net asset value may decline when the value of the HGIQCO-LEV Index increases. Please move this risk to the Fund's discussion of principal risks in response to Items 2(c) and 4(c) of Form N-1A.

        b.   Please move the third paragraph, which concerns tracking error, to a discussion of principal risks in response to Items 2(c) and 4(c) of Form N-1A.

        c.   Please move the discussions under the captions "Portfolio Turnover Rate", "Temporary or Cash Investments", and "Changes in Investment Objective and Strategies", to the Fund's discussion in response to Item 4(a) and (b) of Form N-1A.

        d.   Please move disclosure concerning the risks of non-diversification to the Fund's principal risk disclosure sections in response to Items 2(c) and 4(c) of Form N-1A.

5.   The first paragraph of the Principal Investment Strategies states that the Fund "does not follow traditional methods of active investment management" and the top of page 2 states that the Fund "will be managed passively." Although the Adviser may passively make investment decisions to reflect the composition of the HGIQCO-LEV, it appears that the Adviser may be in a position to influence the composition of the Index through key officers that the Adviser and IndexIQ share. The registration statement shows that the portfolio manager of the Fund is an officer of IndexIQ; the Chief Executive Officer ("CEO") of the Adviser is the Chief Executive Officer of IndexIQ; and the Chief Operating Officer ("COO") of the Adviser is the COO of IndexIQ. Given that the portfolio manager and high level officers of the Adviser are also officers of IndexIQ, it appears that the Adviser would be in a position to *actively* manage the Fund, albeit indirectly, by influencing the composition the Index. Under these circumstances, please explain why it is appropriate to refer to the Fund, throughout the registration statement, as passively managed.

6.   The third full paragraph on page 2 states that during the Fund's initial months of operations it may hold substantial cash and cash equivalents. Please disclose how long the Fund expects it will take for it to become fully invested.

7.   The first paragraph of this section states that the Investment Advisor will select the Fund's investments with the goal of reproducing the total return of the HGIQCO-LEV Index. That paragraph also states that the Fund will invest in securities and other financial instruments that provide exposure to the "components" of the HGIQCO-LEV. Based on this disclosure it is unclear how the Investment Advisor will reproduce the returns of the HGIQCO-LEV Index and what the principal types of investments of the Fund will be. Elsewhere, the prospectus states that the HGIQCO-LEV Index will be comprised of ETFs. If the Adviser intends to invest primarily in ETFs to replicate the HGIQCO-LEV Index, please state that. Alternatively, please explain clearly how the Adviser will select investments to replicate the returns of the Index. For example, does the Advisor intend to invest in synthetic instruments that have similar economic characteristics of the components of the Index?

8.   The first paragraph of this section uses the terms "ETFs" and "ETNs." Please define and explain those terms. Briefly describe the types of underlying investments those instruments track.

9.   Disclosure on page 3 states that the HGIQCO-LEV will employ leverage totaling 100% of the portfolio. Please add disclosure explaining how the Fund will achieve similar leverage. Please also explain to us in your response letter how the Fund will achieve this leverage while maintaining compliance with Investment Company Act Release No. 10666 and Section 18 of the Investment Company Act.

The HGIQCO-LEV INDEX (Page 2)

10.   This section does not clearly explain the methodology of construction of the Index. Please provide a summary discussion of IndexIQ's methodology of constructing the HGIQCO-LEV Index. The discussion should include the following:

        a.   A description of the type of information that CS/Tremont provides to IndexIQ with respect to each hedge fund sub-index.

        b.   If IndexIQ does not have access to the constituents of any particular sub-index or the holdings of any hedge fund included in a sub-index, please explain how it can create a Strategy that will track the beta returns of the sub-index.

        c.   Describe how IndexIQ uses the information provided about each sub-index to determine how much of the returns are beta returns rather than alpha returns.

        d.   Describe how IndexIQ determines what investments should be included in each Strategy to track the beta returns of a sub-index.

e.   Describe how IndexIQ determines how to weight the Strategies and make clear how frequently IndexIQ will rebalance the Strategies to determine the composition of the HGIQCO-LEV.

f.   This section states that the HGIQCO-LEV Index will be leveraged 100%. Please disclose to us how such leverage is consistent with achieving returns with less volatility than the S&P 500, which is not leveraged.

g.   Please describe the composition of the HGIQCO-LEV Index as of a recent date.

11.   The first sentence of this section states that IndexIQ has developed a series of "hedge fund replication strategies . . . to approximate *the total returns*" of certain hedge fund indexes. (Emphasis added.) The use of the term "total returns" in this sentence is confusing. Elsewhere the prospectus explains that hedge fund returns consist of alpha returns (returns due to manager performance) and beta returns (returns due to market exposure). The Fund's objective states that the HGIQCO-LEV Index seeks to return only the beta portion of hedge fund returns. Please revise the disclosure to clarify that the Strategies are designed to track only the beta portion of the returns of hedge fund indexes.

12.   The first sentence of the second paragraph states that "[e]ach Strategy consists of a basket of ETFs that IndexIQ has determined best represent the 'beta' exposure to factors that drive hedge fund returns ('Market Factors')." Please identify the Market Factors that IndexIQ considers in developing each Strategy.

13.   The second sentence of the second paragraph states that the total return on any Strategy may be better or worse than the total return of the hedge fund indexes, depending in part upon "the efficacy of the model created by IndexIQ." Please move this disclosure to a discussion of principal risks in response to Items 2(c) and 4(c). In that discussion, please explain what is meant by "the efficacy of the model" and the risks associated with the model.

14.   The fourth paragraph on page 3 refers to "the Market Factors that will serve as Component Factors." This statement is confusing. Please provide clearer explanations of the terms "Market Factors" and "Component Factors."

15.   The third and fourth sentences of the sixth paragraph on page 3 relate to certain risks of the index methodology. Please move that disclosure to the principal risk discussions in response to Items 2(c) and 4(c) of Form N-1A.

HGIQCO-LEV and Hedge Fund Returns (Page 3)

16.   Please move the disclosure in this section to a discussion of the principal risks of the Fund in response to Items 2(c) and 4(c) of Form N-1A.

Other Investment Practices and Securities (Page 4)

17.   The heading of this section may suggest that the practices and types of securities identified are not part of the Fund's principal investment strategy, but are "other" or non-principal strategies. Please move any discussion of non-principal strategies or investments to a location after the Risk/Return Summary. In addition, please ensure that any principal strategies identified in this section are clearly identified as such.

Principal Risks of the Fund (Page 6)

18.   As indicated above (Comment No. 7), it is not clear what the Fund's principal investments will be. Accordingly, it is difficult to evaluate whether the risks disclosed in this section are all principal risks of investment or whether this section includes non-principal risks. Please ensure that the Fund has summarized all principal risks in this section and move any non-principal risks to another location in the prospectus after the Risk/Return Summary.

19.   The discussion of index risk focuses primarily on the risk that the Fund may not be able to accurately track the HGIQCO-LEV Index. In addition, please briefly disclose the following:

        a.   The risk that valuations and other data provided by hedge funds in the CS/Tremont Hedge Fund Indexes may not be accurate.

        b.   The risk that the CS/Tremont Hedge Fund Indexes may not accurately reflect the hedge fund industry due to survivorship bias.

        c.   The risk that IndexIQ may not be able to accurately determine the beta portion of hedge fund returns.

        d.   The risk that IndexIQ's methodology for constructing the HGIQCO-LEV Index may not result in producing superior returns to the S&P 500 Index with lower volatility and low correlation to the S&P 500 Index.

20.   Some of the risks in this section appear to be redundant. For example, Derivatives Risk is described on page 6, but Derivatives Securities Risk is described on page 9. On page 6, Liquidity Risk is described, and on page 10, Illiquid Securities Risk is described. Please consider consolidating the descriptions of similar risks.

21.   The descriptions of some of the risks in this section are somewhat lengthy. Please consider providing summary risk disclosure in this section and moving the more detailed discussion of risks to the disclosure in response to Item 4(c) of Form N-1A.

22.   "Derivative Securities Risk" and "Options and Futures Risk" both state that the Fund is restricted to investing no more than 15% of its **total** assets in illiquid securities. Please replace the word "total" with "net". *See* Investment Company Act Release No. 18612 (March 12, 1992).

23.   This section includes a description of the risks of Industry Concentration (page 8) and the risks of investing in Real Estate Instruments (page 10). Please include disclosure concerning industry concentration and investing in real estate in the Fund's discussion of its principal investment strategy in response to Items 2(b) and 4(b) of Form N-1A. With respect to the issue of industry concentration, please also see Comment No. 33 below.

24.   The Fund's Statement of Additional Information (page B-9) states that the Fund may enter into foreign currency transactions as part of its principal investment strategy. Please discuss the risks associated with foreign currency transactions.

Fees and Expenses of the Fund (Page 11)

25.   Please confirm that interest expenses related to borrowing and dividends paid on short sales will be reflected as Fund expenses.

Other Service Providers (Page 15)

26.   Please disclose the business experience of the index provider, IndexIQ, including whether IndexIQ has created any other indexes currently used by registered investment companies. Please disclose any fees the Fund or Adviser will pay to IndexIQ for any services.

27.   Given that the Adviser and IndexIQ have a number of the same key officers and employees (see Comment No. 5), there does not appear to be a real distinction between the two entities. Provide us with a legal analysis explaining why IndexIQ should not be considered an investment adviser of the Fund within the meaning of Section 2(a)(20) of the Investment Company Act. In your analysis, please discuss any policies of the Adviser and IndexIQ that would eliminate (i) the ability of officers and employees of the Adviser to influence the composition of the HGIQCO-LEV Index and (ii) the ability of IndexIQ to influence the investment decisions of the Adviser.

Pricing Shares (Page 16)

28.   Form N-1A requires a fund to provide a brief explanation of the circumstances under which it will use fair value pricing. Instruction to Item 6(a)(1) of Form N-1A. The fifth paragraph of this section (page 17) merely states that "in unusual circumstances" and "if extraordinary events occur after the close of the relevant market" the Fund may value securities at fair value. This disclosure is vague. Please revise the disclosure to clarify the circumstances in which the Fund may use fair value pricing. *See* Investment Company Act Release No. 26481 (April 19, 2004) [69 Fed. Reg. 22300, at 22305-06

(April 23, 2004)] (discussing disclosure of fair valuation circumstances). In addition, the first full paragraph on page 20 states that many foreign equity securities held by the Fund are priced by an independent pricing service using fair valuation. Please add the disclosure from page 20 to this section on Pricing Shares.

Accounts with Low Balances (Page 19)

29.   This section states that the Fund may close a shareholder's account, upon 30 days notice, if the account drops below $100,000. Please make clear whether the account may be closed if it drops in value due solely to market activity, rather than redemptions.

Appendix A Additional Information on Portfolio Risks, Securities and Techniques

30.   We understand this section to be the Fund's discussion of its principal investment strategies and risks in response to Item 4 of Form N-1A. The caption "Appendix A" may suggest to some investors that the information presented is of limited importance. In fact, much of the information relates to the principal risks of investing in the Fund, which is required disclosure. Please delete the words "Appendix A." Please also revise the heading to make clear that it relates to the Fund's principal strategies and risks.

31.   Please ensure that this section provides a complete description of the Fund's principal investment strategies, including a description of the index methodology, and all principal risks of investing in the Fund. *See* Item 4 of Form N-1A. In addition, please ensure that all principal risks are summarized in the Risk/Return Summary (*e.g.*, risks related to currency transactions).

32.   This section identifies six CS/Tremont Hedge Fund Indexes that are the bases for IndexIQ's Strategies. Please describe the strategies and types of investments of the hedge funds comprising each of the CS/Tremont Indexes.

Statement of Additional Information

Investment Restrictions (Page B-16)

33.   Investment Restriction B provides that the Fund *may* invest more than 25% of its assets in a particular industry or group of industries to the extent necessary to track the HGIQCO-LEV if one or more Market Factors are or become concentrated in a particular industry or group of industries. Freedom of action to concentrate pursuant to management's investment decision has been considered by the staff to be prohibited by Section 8(b)(1) of the Investment Company Act unless the statement of investment policy clearly indicates when and under what conditions any changes between concentration and non-concentration would be made. *See* Investment Company Act Release No. 9011 (Oct. 30, 1975); First Australia Fund (No-action letter publicly avail. July 29, 1999). Please provide us with a legal analysis explaining why the Fund's concentration policy is consistent with Section 8(b)(1).

Request For Multiple Copies of Shareholder Documents (Page B-29)

34.   This section states that only one copy of the Fund's Prospectuses and each Annual and Semi-annual report will be mailed to those addresses shared by two or more accounts. Rule 30e-1(f) under the Investment Company Act permits funds to send only one report to a household if either (i) consent in writing is obtained or (ii) without written consent upon satisfaction of certain conditions. Please revise the disclosure to be consistent with Rule 30e-1(f).

Indemnification; Termination; Merger (Page B-39)

35.   The third paragraph of this section states that under the Declaration of the Trust the Fund may engage in merger without shareholder approval. Please inform us of the basis for including this provision in the Declaration of Trust.

General Comments

36.   Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

37.   We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

38.   If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective in reliance on Rule 430A under the Securities Act, please identify the omitted information to us supplementally, preferably before filing the final pre-effective amendment.

39.   Please advise us if you have submitted or expect to submit exemptive applications or no-action requests in connection with your registration statement.

40.   Responses to this letter should be in the form of pre-effective amendments filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filings in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.

41.   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

42.   Notwithstanding our comments, in the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
·   the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

        We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

* * * * *

        If you have any questions prior to filing a pre-effective amendment, please call me at (202) 551-6945.

Sincerely,

/s/ John M. Ganley

John M. Ganley
Senior Counsel